SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Dynegy Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26817G300
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Habrok Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,872,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,872,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,872,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 26817G300	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Leif Christian Kvaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,872,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,872,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,872,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 26817G300	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 31, 2011 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Dynegy Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 2(b) and 4 in their entirety as set forth below.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 6th Floor, 103 Mount St, London W1K 2TJ, United Kingdom.

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 122,710,776 shares of Common Stock issued and outstanding as of November 8, 2011, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

A.	Habrok Management
	(a)	Amount beneficially owned: 8,872,000
	(b)	Percent of class: 7.2%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,872,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,872,000

B.	Mr. Kvaal
	(a)	Amount beneficially owned: 8,872,000
	(b)	Percent of class: 7.2%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,872,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,872,000

Habrok Management, which serves as the investment manager to Habrok LP, Habrok Master Ltd and Vittoria-H, L.P. (the "Funds"), may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  Mr. Kvaal, who serves as Senior Partner and Chief Executive Officer of Habrok Management, may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds.  The filing of this statement should not be construed as an admission that Mr. Kvaal is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock held by the Funds.

CUSIP No. 26817G300	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 5, 2012

HABROK CAPITAL MANAGEMENT LLP

By:	/s/ John Evans
	Name:	John Evans
	Title:	General Counsel and Compliance Officer

/s/ Leif Christian Kvaal
	Name:	Leif Christian Kvaal